Filed by Leagold Mining Corporation

Pursuant to Rule 425 under

the Securities Act of 1933, as amended

Subject Company: Brio Gold Inc.

A registration statement is expected to be filed by Leagold Mining Corporation

LEAGOLD MINING IS BUILDING A NEW MID-TIER GOLD PRODUCER FOCUSED ON LATIN AMERICA Shareholder Supported January 2018 Take-over Bid for Brio Gold TSX: LMC | www.leagold.com

D I S C L A I M E R Cautionary Note Regarding Forward-looking Information This presentation contains "forward-looking statements" and “forward looking information” (as defined under applicable securities laws). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "expect", “believe”, “may”, “plan”, “project”, “should”, “scheduled”, “intend”, “objective”, continuous”, and “estimate”, or similar words suggesting future events, circumstances or outcomes. In particular, this presentation contains forward-looking information concerning anticipated production, expected AISC of a combined Brio-Leagold entity, growth upside, potential for expansion in Brazil and Mexico, various terms of the transaction, anticipated timing of mailing the take-over bid circular, expectations with respect to the benefits of a combination of the businesses of Leagold and Brio and expectations with respect to the business and geographical diversification of the combined entity. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking statements and information. They include, among others, the accuracy of mineral reserve and resource estimates and related assumptions, inherent operating risks, risks related to successful integration of Brio if the combination is consummated, risks related to international operations, the failure to obtain regulatory or other approvals in connection with the proposed business combination and those risk factors identified in Leagold’s most recent Annual Information Form prepared and filed with securities regulators which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under Leagold’s profile. There are no assurances that Leagold can fulfill forward-looking statements and information. Such forward-looking statements and information are only predictions based on current information available to Leagold’s management team; actual events or results may differ materially as a result of risks facing Leagold, some of which are beyond Leagold’s control. Although Leagold believes that any forward-looking statements and information contained in this presentation are based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements and information. The forward-looking statements and forward-looking information are made as of the date hereof and Leagold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Please refer to Leagold's most recent filings under its profile on SEDAR at www.sedar.com for further information respecting the risks affecting Leagold and its business. Cautionary Note Regarding Brio The information concerning Brio Gold Inc. (Brio) contained in this presentation has been taken from, or is based upon, publicly available information filed by Brio with securities regulatory authorities in Canada or otherwise available in the public domain as of the date hereof and none of this information has been independently verified by Leagold. Although Leagold does not have any knowledge that such information may not be accurate, there can be no assurance that such information from Brio Gold is complete or accurate. Brio has not reviewed this presentation and has not confirmed the accuracy and completeness of the Brio information contained herein. Cautionary Statement Respecting the Proposed Offer LEAGOLD HAS NOT YET COMMENCED THE OFFER (THE “OFFER”) TO ACQUIRE ALL OF THE ISSUED AND OUTSTANDING COMMON SHARES OF BRIO. UPON COMMENCEMENT OF THE OFFER, LEAGOLD WILL DELIVER THE TAKEOVER BID CIRCULAR TO HOLDERS OF BRIO SHARES IN ACCORDANCE WITH APPLICABLE CANADIAN SECURITIES LAWS AND W ILL FILE A TAKEOVER BID CIRCULAR WITH THE SECURITIES COMMISSIONS IN EACH OF THE PROVINCES AND TERRITORIES OF CANADA AND WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE TAKE-OVER BID CIRCULAR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER AND SHOULD BE READ IN ITS ENTIRETY BY BRIO SHAREHOLDERS. AFTER THE OFFER IS COMMENCED, BRIO SHAREHOLDERS WILL BE ABLE TO OBTAIN, AT NO CHARGE, A COPY OF THE TAKEOVER BID CIRCULAR AND VARIOUS ASSOCIATED DOCUMENTS UNDER BRIO’S PROFILE ON SEDAR AT WWW.SEDAR.COM AND ON THE SEC’S WEBISTE AT WWW.SEC.GOV . THIS PRESENTATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE OR FORM PART OF ANY OFFER OR INVITATION TO PURCHASE, OTHERWISE ACQUIRE, SUBSCRIBE FOR, SELL, OTHERWISE DISPOSE OF OR ISSUE, OR ANY OTHER SOLICITATION OF ANY OFFER TO SELL, OTHERWISE DISPOSE OF, ISSUE, PURCHASE, OTHERWISE ACQUIRE OR SUBSCRIBE FOR ANY SECURITY. THE OFFER WILL NOT BE MADE IN, NOR WILL DEPOSITS OF SECURITIES BE ACCEPTED FROM A PERSON IN, ANY JURISDICTION IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. HOWEVER, LEAGOLD MAY, IN ITS SOLE DISCRETION, TAKE SUCH ACTION AS IT DEEMS NECESSARY TO EXTEND THE OFFER IN ANY SUCH JURISDICTION. Other Information AISC is a non-GAAP financial performance measure with no standard meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. All amounts in US$ unless otherwise stated. Technical Information The scientific and technical disclosure contained in this presentation related to the Los Filos mine is based on the technical report entitled “Amended NI 43-101 Technical Report and Preliminary Economic Assessment, Los Filos Gold Mine, Guerrero State, Mexico” having an effective date of December 31, 2016 and filed on Leagold’s SEDAR profile on March 1, 2017. The authors of the Technical Report, William A. Glover, P.Eng., Allan L. Schappert, CPG, and Dawn H. Garcia, PG, CPG of Stantec Consulting International LLC, and Alfred S. Hayden, P.Eng. of EHA Engineering Ltd., are each a “qualified person” as defined in NI 43-101 and independent of the Company. Doug Reddy, P.Geo, Leagold’s Senior Vice President – Technical Services, a Qualified Person under NI 43-101, has reviewed and approved the scientific and technical disclosure relating to the Los Filos Mine contained herein. 1

L E A G O L DO V E R V I E W Leagold’s strategy is to create an intermediate Latin American gold producer through a ‘buy and build’ strategy Leagold owns 100% of the Los Filos gold mine in Mexico, producing approximately 200,000 oz/yr Announced intention to launch an all-share take-over bid for Brio Gold on Jan 23, 2018, with support of the majority of both Leagold and Brio shareholders Brio Gold represents a unique opportunity for Leagold to acquire a portfolio of producing assets with a meaningful growth profile 2

T R A N S A C T I O NO V E R V I E W Proposed all-share acquisition of Brio Gold, a Canadian public company with assets in Brazil Transaction Highlights Strategic Rationale • • Diversification from a single asset, single country Strong platform for expansion in Brazil and Mexico will help to further accelerate growth Unique opportunity to acquire producing assets with a meaningful growth profile All-stock offer with no financing conditions All-share structure preserves cash for future growth Potential to double production in 2018 based on combined guidance Increased scale and valuation re-rating potential Low execution risk, with support in place from a majority of both companies’ shareholders Cost savings through reduction of Brio corporate costs • All-share offer to Brio shareholders valued at C$2.80 per share at time of announcement Support from Brio’s largest shareholder (Yamana – 53.6%) and several large Leagold shareholders (aggregate holdings of 57%) • • • • • Leagold Proforma Three-year Production Growth Profile 800 600 400 200 0 • • • 2017 2018 2020 Potential production growth from 191,195 oz in 2017 to over 700,000 oz in 2020 Brio transaction delivers on Leagold’s ‘buy and build’ strategy Estimated AISC reduction to less than $850/oz by 2020 Strong platform for expansion in Brazil and Mexico 3 oz gold/year (000s)

# LEAGOLD – COMPANY PROFILE

LEAGOLD MINING



UNITED STATES OF AMERICA
MEXICO
MEXICO CITY
Los Filos Gold Mine
GUERRERO

## Leagold Key Shareholders

| | SHARES (M) | OWNERSHIP |
|---|---|---|
| Goldcorp | 34.6 | 22.9% |
| Orion Resource Partners | 24.4 | 16.1% |
| Neil Woodyer, CEO and Director | 7.8 | 5.1% |
| Frank Giustra, Chairman | 5.7 | 3.8% |
| Other Leagold Officers and Directors | 0.9 | 0.6% |

## Key Data

| AS OF JANUARY 22, 2018 | |
|---|---|
| Head Office | Vancouver, BC |
| Ticker | TSX: LMC<br>OTCQX: LMCNF |
| Share price | C$3.01 |
| Issued shares | 151.5M |
| Market cap | C$456M |
| Cash balance (at Dec 31, 2017) | US$54M |
| Senior debt<br>Interest only until 03/31/19 (LIBOR or 1%,+7%), then quarterly repayments until 03/31/22 | US$150M |
| Mineral Reserves[1] | 1.7Moz |
| Mineral Resources[1] M&I<br>Inferred | 11.5Moz<br>4.0Moz |

[1] Refer to pages 12 and 13 of this presentation for detailed information on Mineral Reserve and Resource estimates, including the grade of each category of Mineral Resources and Mineral Reserves. Mineral Resources are inclusive of Mineral Reserves.

4

# BRIO GOLD – COMPANY PROFILE

LEAGOLD MINING

| | |
|---|---|
| **Operations** | Pilar – Goias State |
| | Fazenda Brasileiro – Bahia State |
| | RDM – Minas Gerais State |
| **To be Recommissioned** | Santa Luz – Bahia State |



BRAZIL
Santa Luz
Fazenda Brasileiro
Pilar
RDM
BAHIA
SALVADOR
GOIAS
BRASILIA
MINAS
GERAIS
RIO DE JANIERO
SAO PAULO

## Key Data

| AS OF JANUARY 22, 2018 | |
|---|---|
| Head Office | Toronto, ON |
| Ticker | TSX: BRIO |
| Share price (pre-announcement) | C$1.77 |
| Issued shares | 117.6M |
| Market cap (pre-announcement) | C$208M |
| Cash balance (at Sept 30, 2017) | US$10M |
| Debt (at Sept 30, 2017) | US$62.5M |
| Mineral Reserves[1] | 3.0Moz |
| Mineral Resources[1] M&I | 1.8Moz |
| Inferred | 2.6Moz |

## Brio Key Shareholders[2]

| | SHARES (M) | OWNERSHIP |
|---|---|---|
| Yamana | 63.0 | 53.6% |
| Ruffer | 11.1 | 9.5% |
| Vanguard | 7.4 | 6.3% |
| Van Eck | 2.8 | 2.4% |
| Insiders | 4.3 | 0.6% |

[1] Refer to pages 14-17 of this presentation for detailed information on Mineral Reserve and Resource estimates, including the grade of each category of Mineral Resources and Mineral Reserves. Mineral Resources are exclusive of Mineral Reserves.

[2] Source: Bloomberg

5

T R A N S A C T I O N D E T A I L S 6 Leagold intends to mail a takeover bid circular to the registered holders of Brio shares prior to February 28 Holders of Brio will receive 0.922 of a share of Leagold for each Brio share held Offer represents an implied price of C$2.80 per Brio share and total consideration of US$264 million Offer represents a 57% premium based on 5-day VWAP for both Leagold and Brio for the period ending January 22, 2018 Brio shareholders will own 42% of the combined entity; Leagold shareholders 58% Combined entity has the potential to produce 420,000-475,000 oz gold in 2018, and over 700,000 oz in 2020 Leagold has entered into a lock-up agreement in support of the transaction with Yamana, Brio’s 53.6% shareholder Based on the share exchange ratio, Yamana will receive shares of Leagold representing 22% ownership of the enlarged company Yamana will hold its Leagold shares for a period of 12 months, subject to certain exceptions Leagold has entered into voting agreements in support of the transaction with shareholders holding 57% of Leagold

C O N C L U S I O N Leagold has an experienced management and operations team with experience optimizing mines, a history of creating shareholder value, and operational success Takeover of Brio provides Leagold with diversification from a single asset, single country to multiple operating mines in Mexico and Brazil Combined entity has the potential to produce 420,000-475,000 oz gold in 2018, and over 700,000 oz gold in 2020 Leagold is leveraging the extensive and proven track record of its management team and the strong Latin American relationships of the company’s Directors 7

A P P E N D I X 8

# LEAGOLD CORPORATE ACHIEVEMENTS

LEAGOLD MINING

## Leagold has made rapid progress

**JUL 2016**
Acquired a Canadian shell company and launched the Latin American gold growth strategy

**AUG 2016**
Completed C$35 million equity financing to fund target identification and due diligence

**SEP 2016**
Entered Goldcorp's sale process for the Los Filos mine

**JAN 2017**
Signed purchase agreement to acquire Los Filos for US$350 million (US$71 million in Leagold shares and US$279 million in cash)

**MAR 2017**
Raised US$183 million in equity and US$150 in debt

**APRIL 7, 2017**
Completed the acquisition of Los Filos with US$76 million in cash on the balance sheet
**APRIL 12, 2017**
Commenced 56,000 metre Bermejal Underground drill program

**AUG 2017**
Based on market guidance range, Los Filos is expected to produce 185,000 to 200,000 oz in 2017. H2 2017 AISC/oz expected to be $875 to $925

**SEP 2017**
Commenced Bermejal Underground portal and ramp development

Corporate team focused on pursuing next acquisition

**DEC 2017**
Completed 56,000 metre Bermejal Underground drill program; announced 2.1 Moz of M&I Resources and 0.7 Moz of Inferred Resources[1]

**JAN 2018**
**Leagold announces intention to commence shareholder supported take-over bid for Brio Gold to create a 450,000 ounce per year gold producer**

[1] SRK, effective November 20, 2017; see news release dated December 22, 2017 on www.Leagold.com or www.sedar.com

9

# LEAGOLD BOARD OF DIRECTORS

LEAGOLD MINING

## Leagold has a Board of Directors with an extensive and wide range of experience



**Frank Giustra, Chairman**
- President and CEO of Fiore Financial Corporation, Chairman of Endeavour Financial from 2001 – 2007, former CEO of Yorkton Securities
- Established track record of building natural resource companies
- Philanthropist



**General Wesley K. Clark , Director**
- Retired 4-star U.S. Army General, held several Commands including Supreme Allied Commander Europe of NATO and Commander, U.S. Southern Command responsible for Latin America and the Caribbean
- Currently heads a strategic advisory and consulting firm



**Gordon Campbell, Director**
- Former Canadian High Commissioner to the United Kingdom from 2011 to 2016, 34th Premier of British Columbia from 2001 to 2011 and leader of the Official Opposition in British Columbia from 1994 to 2001
- From 1986 to 1993, he was Mayor of Vancouver, British Columbia



**Miguel Rodriguez, Director**
- Former director of Endeavour Mining from 2013 to 2016
- Former Governor to the IMF, the World Bank, and the Inter-American Development Bank, and President of the Central Bank of Venezuela, and Economic Minister of Venezuela from 1989 to 1992



**Russell Ball, Director**
- Former Executive Vice President, Corporate Development and Chief Financial Officer of Goldcorp
- Former Executive Vice President and Chief Financial Officer for Newmont Mining Corporation. He was with Newmont for over 19 years



**The Rt Hon. the Lord Garel-Jones PC, Director**
- Retired Chairman of UBS Latin America
- In 1979 elected Conservative MP for Watford, England. In 1983 joined Whip's Office and was succesively Lord commissioner of the Treasury, Vice-Chamberlain, Controller of the Household and Treasurer of Her Majesty's Household
- In 1990 appointed Minister of State at the Foreign and Commonwealth Office with responsibility for Europe and Latin America. He was made a life peer in 1997



**Neil Woodyer, Non-independent Director, CEO**
- Founder and CEO of Endeavour Mining, until June 2016
- Previously Managing Director of Endeavour Financial, a merchant bank focused on the natural resource sector founded in 1988

10

# LEAGOLD MANAGEMENT TEAM

LEAGOLD MINING



**Neil Woodyer, CEO**
- Founder and CEO of Endeavour Mining, until June 2016
- Previously Managing Director of Endeavour Financial, a merchant bank focused on the natural resource sector founded in 1988



**Doug Reddy, P.Geo, Senior VP – Technical Services**
- Over 30 years of industry experience in exploration, mine geology, resource development and consulting
- Previously with Endeavour Mining for 10 years in technical services, business development and investor relations



**Richard Thomas, Senior VP - Operations**
- Previously VP of operations and EVP of Technical Services at Endeavour Mining
- Over 25 years of mining manager experience, including work with Avocet Mining, AngloGold and Endeavour



**Harpreet Dhaliwal, CA, VP – Finance, CFO**
- CPA (CA) with over 9 years' experience in the resource sector, including CFO of several natural resource companies
- Experience with international operating resource companies including Endeavour Mining and Uranium One



**Kelly Boychuk, VP – Technical Services**
- Over 25 years' experience in engineering design, construction supervision, execution, operations support in the Americas
- Previous experience with engineering consultancy, civil & industrial construction, and mining owner/developer



**Jeff Leung, CFA, VP – Corporate Development**
- Previously VP – Corporate Development with Endeavour Mining
- Extensive experience with economic analysis and valuations of gold mining assets and transactions



**Doug Bowlby, CFA, Senior VP – Corporate Development**
- Previously EVP – Corporate Development with Endeavour Mining, responsible for the analysis and implementation of corporate transactions and other growth projects
- Wide range of experience in corporate finance and M&A



**Peter Burger, Los Filos General Manager**
- Previously GM for the Tabakoto Mine with Endeavour Mining
- University of Johannesburg, degree in Mining Engineering
- Over 25 years' experience with Anglogold Ashanti, Eastplats, Aquarius Platinum, and African Barrick



**Graham Parsons, Projects Director**
- Previously Acting GM of El Mochito Mine (Honduras)
- GM of Santa Elena (Mexico) and Guanajuato Mine (Mexico)
- Extensive mining and project management experience in Latin America



**Ashley Baker, Director – Legal Affairs**
- Previously in the Securities practice group at Blake, Cassels & Graydon LLP
- Extensive experience representing publicly listed mining companies with M&A, corporate finance, and governance needs



**Bernadette D'Silva, VP – Corporate Services, Corporate Secretary**
- Extensive Corporate Finance experience spanning over 20 years
- During past 12 years, advised Canadian public companies (including Endeavour Mining) with disclosure obligations, regulatory compliance requirements, and corporate governance



**Meghan Brown, VP – Investor Relations**
- 25 years' experience in Investor Relations in the resource sector
- Over past 10 years has focused on precious metals mining, primarily in Mexico and Latin America
- Former Chair of the Canadian Investor Relations Institute

11

L E A G O L DM I N E R A LR E S E R V E S A N D R E S O U R C E S Mineral Reserves1 (Dec 31, 2016) (000s) Mineral Resources, inclusive of Mineral Reserves1 (Dec 31, 2016) (000s) 1 Source: Technical Report. Mineral resources are inclusive of mineral reserves. Reserves are reported using US$1,200/oz and resources are reported using US$1,400/oz. Refer to notes on mineral reserves and mineral resources on following page. 12 Classification Tonnes (000s) Grade (g/t) Contained oz Au Measured 135,547 0.79 3,451 Indicated 286,982 0.87 8,028 Measured + Indicated 422,529 0.85 11,479 Inferred 162,653 0.76 3,995 Classification Tonnes (000s) Grade (g/t) Contained oz Au Proven 23,877 0.75 575 Probable 16,831 1.65 890 Proven + Probable 40,708 1.12 1,466

# LEAGOLD – NOTES

LEAGOLD MINING

Notes for Mineral Reserves

**Total Open Pit Mineral Reserve Statement**

1. Los Filos Open Pit and Bermejal Open Pit deposits included.
2. Mineral Reserves are contained within Measured and Indicated pit designs and supported by a mine plan, featuring variable throughput rates (depending on the pit being mined), variable metallurgical recoveries (depending on geometallurgical domain), and cutoff optimization.
3. Mineralization reported for Los Filos Open Pit includes the mineralization within the planned 4P pit extension. Mineralization reported for Bermejal Open Pit includes the mineralization within the planned Guadalupe pit extension.
4. Metal price assumption for gold was US$1,200/oz.
5. The Los Filos Open Pit crush-leach ore is based on an operational 0.373 g/t Au cutoff grade; ROM ore is based on a variable 0.241 to 0.373 g/t Au operational cutoff grade that is determined by lithology. The Los Filos Mineral Reserve is based on a 0.241 g/t Au cutoff grade. The Bermejal Open Pit crush-leach ore is based on an operational 0.364 g/t Au cutoff grade; ROM ore is based on a variable 0.198 to 0.364 g/t Au operational cutoff grade that is determined by lithology.
6. Process gold recoveries vary from 64% to 77% for crush-leach ore and from 49% to 59% for ROM ore at Los Filos Open Pit; recoveries at Bermejal Open Pit vary from 53% to 73%. A 5% silver recovery is assumed from all geometallurgical domains.
7. Rounding, as required by reporting guidelines, may result in apparent summation differences between tonnes, grade, and contained metal content.
8. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

**Total Underground Mineral Reserve Statement**

1. Includes Los Filos Underground deposits only.
2. Mineral Reserves are contained within stope designs that have a minimum horizontal continuity of 10 m, a height of 3 m, and supported by a mine plan that features variable stope mining width from 3m to a design width depending on zone and cutoff optimization.
3. Metal price assumption for gold was US$1,200/oz.
4. Mineral Reserves are reported based on a cutoff grade of 3.77 g/t Au for stopes within 100 m of a planned ramp and 4.44 g/t Au for stopes further from the ramp.
5. Dilution is assigned a zero grade and assumed to be 0.80 m thickness on average.
6. Mining recovery is variable, based on stope width and can range from 75% to 100%.
7. Process gold recoveries are estimated at 80%. A 5% silver recovery is assumed from all zones.
8. Rounding, as required by reporting guidelines, may result in apparent summation differences between tonnes, grade, and contained metal content.
9. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces.

Notes for Mineral Resources

**Total Mineral Resources Amenable to Open Pit Mining Methods**

1. Los Filos Open Pit and Bermejal Open Pit deposits included.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Mineral Resources do not include recovery or dilution factors.
4. Mineral Resources are reported to a gold price of US$1,400/oz.
5. Mineral Resources are defined with Lerchs-Grossman pit shells that use variable mining and recovery estimates, depending on the geometallurgical domain and whether mineralization is projected to report to crush-leach or is considered typical ROM for processing requirements.
6. Tonnages are rounded to the nearest 1 kt, grades are rounded to two decimal places for gold and silver; rounding, as required by reporting guidelines, may result in apparent summation differences between tonnes, grade, and contained metal content.
7. Tonnage and grade measurements are in metric units. Gold and silver contained ounces are reported as troy ounces.
8. Oxide and sulfide materials are included in the resource estimation.

**Total Mineral Resources Amenable to Underground Mining Methods, Bermejal Underground Mineral Resource in the PEA**

1. Los Filos Underground and Bermejal Underground deposits included.
2. Mineral Resources are inclusive of Mineral Reserves.
3. Mineral Resources do not include recovery or dilution factors.
4. Mineral Resources are reported to a gold price of US$1,400/oz.
5. Tonnages are rounded to the nearest 1 kt, grades are rounded to two decimal places for gold and silver; rounding, as required by reporting guidelines, may result in apparent summation differences between tonnes, grade, and contained metal content.
6. Tonnage and grade measurements are in metric units. Gold and silver contained ounces are reported as troy ounces.
7. Oxide and sulfide materials are included in the resource estimation.

13

BRIO GOLD MINERAL RESERVES LEAGOLD MINING Source: http://www.briogoldinc.com/ resources/reserves-and-resources.pdf 14 Proven and Probable Mineral Reserves ( Exclusive of Mineral Resources) As at December 31, 2016, ROM as at March 31, 2017, Santa luz as at June 30,2017 Proven Probable Proven and Probable Mine Tonnes (kt) Grade (g/t) Contained Gold (koz) Tonnes (kt) Grade (g/t) Contained Gold (koz) Tonnes (kt) Grade (g/t) Contained Gold (koz) Fazenda Brasileiro Open Pit - - - 364 1.99 23 364 1.99 23 Underground 4,836 2.06 320 1,421 1.62 74 6,257 1.96 394 Total Fazenda Brasileiro 4,836 2.06 320 1,785 1.70 97 6,621 1.96 417 Pilar Open Pit - - - 3,439 1.07 118 3,439 1.07 118 Underground 1,892 2.30 140 3,250 1.84 192 5,142 2.01 332 TotalPilar 1,892 2.30 140 6,689 1.44 310 8,582 1.63 450 ROM (incl. stockp e) TotalROM 8,059 0.86 222 19,336 1.06 661 27,394 1.00 883 Santa luz Open Pit 25,000 1.43 1,153 1,100 1.4 47 26,100 1.43 1,200 Stockpile 2,100 0.89 59 2,100 0.89 59 TotalSanta Luz 25,000 1.43 1,153 3,200 1.03 106 28,200 1.39 1,259 TOTAL BRIO GOLD 39,787 1.43 1,835 31,010 1.18 1,174 70,797 1.31 3,009

BRIO GOLD M&l MINERAL RESOURCES LEAGOLD MINING Source: http://www.b riogoldinc.com/ resources/reserves-and-resources.pdf 15 Measured and Indicated Mineral Resources As at December 31, 2016, ROM as at March 31, 2017, Santa Luz as at June 30, 2017 Measured Indicated Measured and Indicated Mine Tonnes (kt) Grade (g/t) Contained Gold (koz) Tonnes (kt) Grade (g/t) Contained Gold (koz) Tonnes (kt) Grade (g/t) Contained Gold (koz) Fazenda Brasileiro Open Pit 578 2.56 48 2 1.45 0 580 2.56 48 Underground 1,624 3.58 187 208 3.16 21 1,832 3.53 208 Total Fazenda Brasileiro 2,202 3.32 235 210 3.14 21 2,412 3.30 256 Pilar Open Pit - - - 2,545 1.10 90 2,545 1.10 90 Underground 1,225 4.05 159 4,456 3.17 455 5,681 3.36 614 Total Pilar 1,225 4.05 159 7,001 2.42 545 8,226 2.66 704 ROM Open Pit 459 0.59 9 5,090 0.93 152 5,548 0.9 160 Underground 5 1.24 0 564 1.47 27 569 1.47 27 Total ROM 464 0.60 9 5,654 0.98 179 6,117 0.95 187 Santa Luz Open Pit 4,800 1.18 182 600 1.06 21 5,400 1.17 203 Underground 100 1.94 8 5,900 2.55 484 6,000 2.53 492 Total Santa Luz 4,900 1.21 190 6,500 2.42 505 11,400 1.9 695 TOTAL BRIO GOLD 8,791 2.10 593 19,365 2.01 1,250 28,155 2.04 1,842

BRIO GOLD INFERRED MINERAL RESOURCES LEAGOLD MINING (koz) 16 Source: http://www.briogoldinc.com/ resources/reserves-and-resources.pdf As at December 31, 2016 ROM as at March 31, 2017 Santa Luz as at June 30, 2017 Inferred Mineral Resources Mi ne Tonnes (kt) Grade (g/t) Conta i ned Gold Fazenda Brasileiro Open Pit 2 3.06 0 Underground 2,549 1.91 156 Total Fazenda Brasileiro 2,551 1.91 156 Pilar Open Pit 107 0.93 3 Underground 14,365 3.51 1,623 Total Pilar 14,472 3.50 1,626 ROM Open Pit 2,775 0.83 74 Underground 6,762 1.34 291 Total ROM 9,537 1.19 365 Santa Luz Open Pit 700 1.28 28 Underground 6,600 2.19 461 Total Santa Luz 7,300 2.08 489 TOTAL BRIO GOLD 33,860 2.42 2,636

# BRIO GOLD – NOTES

LEAGOLD MINING

| 1. Metal Prices, Cut-off Grade | | |
|---|---|---|
| | Mineral Reserves | Mineral Resources |
| Fazenda Brasileiro | $1,200/oz gold price; 1.22 g/t Au cut-off for Underground and 0.5 g/t Au for Open Pit. A minimum mining width of 3.0 meters was used for underground design. Metallurgical recovery of 87%. | $1,500/oz pit; 0.4 g/t Au cut-off for Open Pit and 1.00 g/t Au for Underground. |
| Pilar | $1,200/oz gold; 1.24 g/t Au cut-off for Pilar and 1.01 g/t Au for Maria Lázara, 0.62 g/t Au for Tres Buracos (open pit). A minimum mining width of 1.0 metre for Pilar and 1.4 metre for Maria Lázara. Metallurgical recovery of 95%. | $1,500/oz pit; 2.0 g/t Au cut-off for Underground and 0.5 g/t Au for Open Pit. |
| RDM | $1,250/oz gold price. Cut-off grades: 0.4 g/t Au. Metallurgical recovery of 90%. | $1,500 Pit. 0.35 g/t Au cut-off for Open Pit and 1.0 g/t Au Underground. |
| Santa Luz | $1,250/oz gold pirce. Cut-off grades of 0.53 g/t Au for Dacite-Leachable, 0.60 g/t Au for Carbonaceous and 0.39 g/t Au for Dacite-High Sulfide; C1 uses 10m bench height, and Antas 3 uses 9m bench height; Process recovery of 86% for Dacite-Leachable, 84% for Carbonaceous and 84% for Dacite-High Sulfide; | $1,500/oz gold price constrained by a pit shell. 1.5 g/t Au cut-off for Underground and 0.50 g/t for Open Pit. |

| 2. Qualified Persons | | |
|---|---|---|
| | Mineral Reserves | Mineral Resources |
| Fazenda Brasileiro | Luiz Pignatari, Registered Member of Chilean Mining Commission, Independent Consultant | Emerson Ricardo Re, MSc, AusIMM CP Geo, Registered Member of Chilean Mining Commission, Corporate Director of Mineral Resources, Brio Gold Inc.<br>Carlos Henrique Barbosa Pires, AusIMM CP Geo, Mineral Resources Coordinator, Brio Gold Inc |
| Pilar | Luiz Pignatari, Registered Member of Chilean Mining Commission, Independent Consultant | Emerson Ricardo Re, MSc, AusIMM CP Geo, Registered Member of Chilean Mining Commission, Corporate Director of Mineral Resources, Brio Gold Inc.<br>Jorge Augusto Basilio Fernandes, AusIMM CP Geo, Mineral Resources Coordinator, Brio Gold Inc. |
| RDM | Stuart E. Collins, P.E., SME Registered Member; Principal Mine Engineer; Roscoe Postle Associates | Mark B. Mathisen, CPG-11648 SME Registered Member. Senior Geologist, Roscoe Postle Associates |
| Santa Luz | Stuart E. Collins, P.E., SME Registered Member; Principal Mine Engineer; Roscoe Postle Associates | Mark B. Mathisen, CPG-11648 SME Registered Member. Senior Geologist, Roscoe Postle Associates |

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Source: http://www.briogoldinc.com/_resources/reserves-and-resources.pdf

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